UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42604

TMD ENERGY LIMITED

(Registrant’s Name)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TMD Energy Limited (the “Company”) is furnishing this report on Form 6-K to disclose its reliance on the home country practice exemption. As a company incorporated in the Cayman Islands and listed on the NYSE American, the Company is subject to the NYSE American corporate governance listing standards. Section 110 of the NYSE American Company Guide permits a foreign private issuer to follow its home country practice in lieu of certain of those requirements.

Ogier, the counsel to the Company as to the laws of the Cayman Islands, has provided a letter of confirmation, as required by the NYSE American, confirming that the governance practices adopted by the Company, in lieu of the Securities Exchange Rules, are compliant with the provisions of the laws of the Cayman Islands and its second amended and restated memorandum and articles of association.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
99.1	Home Country Rule Exemption Letter dated October 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: October 29, 2026	Title:	Director and Chief Executive Officer